CLYDE L. SMITH, Ph.D., P.Eng.

Consulting Geologist

January 24, 2013

The Board of Directors of Standard Gold, Inc.:

Sharon Ullman, Tina Gregerson, Michael Markiewicz, Alfred Rapetti

Ladies and Gentlemen,

Please accept my resignation from the Board of Directors of Standard Gold, Inc. effective immediately.

I have found that my other business and professional activities preclude my ability to contribute to the future activities of Standard Gold.

I wish Standard Gold all the best in its continuing efforts to build a successful company.

Sincerely,

Clyde L.Smith, Ph.D., P.Eng.